UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
March 21, 2008
Commission File Number: 333-137664
Avago Technologies Finance Pte. Ltd.
(Translation of registrant’s name into English)
Republic of Singapore
(Jurisdiction of incorporation or organization)
1 Yishun Avenue 7
Singapore 768923
(65) 6755-7888
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F     ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes     ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers
On March 17, 2008, the Board of Directors of Avago Technologies Finance Pte. Ltd. (“Avago”) appointed Mr. David Kerko as a director of Avago and affiliated companies. Mr. Kerko is a director at Kohlberg Kravis Roberts & Co. (“KKR”).
Mr. Kerko is entitled to receive an annual $50,000 cash retainer for serving on the Board of Directors, which is the same as the amount paid to the other non-employee members of the Board of Directors. As a new member of the Board of Directors, Mr. Kerko will also be granted a non-qualified stock option to purchase 50,000 ordinary shares of Avago Technologies Limited pursuant to the Equity Incentive Plan for Senior Management Employees, the material terms of which are described in Avago’s registration statement on Form F-4 filed with the Securities and Exchange Commission (the “SEC”) on January 8, 2007. Mr. Kerko and Avago will also enter into Avago’s standard form of directors’ indemnification agreement.
Mr. Kerko has been designated by affiliates of KKR pursuant to the Shareholder Agreement described in Avago’s Form 20-F/A filed with the SEC on February 27, 2008. Because of Mr. Kerko’s position at KKR, he may be deemed to have an indirect material interest in the Shareholder Agreement, the Advisory Agreement and other KKR-related transactions described in Item 7, “Major Shareholders and Related Party Transactions” of the Form 20-F/A.

SIGNATURE

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 21, 2008

Avago Technologies Finance Pte. Ltd.

By:	/s/ Patricia McCall
Name:	Patricia McCall
Title:	Vice President, General Counsel